Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: April 26, 2004

      On April 26, 2004, Sanofi-Synthelabo issued the following press release.

      In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with the revised offers, Sanofi-Synthélabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

* * * *

AGREEMENT BETWEEN SANOFI-SYNTHELABO AND AVENTIS

TO CREATE SANOFI-AVENTIS

SANOFI-SYNTHELABO ANNOUNCES

FRIENDLY IMPROVED OFFER

THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

OF AVENTIS RECOMMEND THAT AVENTIS SHAREHOLDERS

TENDER THEIR SHARES INTO SANOFI-SYNTHELABO’S

INCREASED OFFER

•	For every 6 Aventis shares tendered in the principal offer: 5 Sanofi-Synthelabo shares and €120 in cash[1]

•	An all-cash increase over the original offer which values each Aventis share at €68.93[2]

•	A very attractive premium : 31,4%[2]

•	A transaction immediately accretive to adjusted net earnings from 2004 onward

Paris, France – April 26, 2004. Following an agreement reached between the two groups, Sanofi-Synthelabo (Paris: SAN, NYSE : SNY) announces a friendly improved offer for Aventis. This improved offer will be filed today in Paris and over the next few days in the United States and Germany.

Sanofi-Synthelabo’s offer, which creates value for all shareholders, offers a very attractive premium to Aventis shareholders and is immediately accretive to adjusted net earnings for Sanofi-Synthelabo shareholders.

[1]	Standard entitlement of 0.8333 of a Sanofi-Synthelabo share and €20 in cash for each Aventis share tendered into the offer; 1.1739 Sanofi-Synthelabo shares for each Aventis share tendered pursuant to the “all-stock election”.

[2]	Based on the average daily closing prices, weighted by volume, of Sanofi-Synthelabo and Aventis shares during the calendar month ended January 21, 2004. Based on the closing prices on April 23, 2004 the improved offer values each Aventis share at €66.63.

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This offer was unanimously approved by the Board of Directors of Sanofi-Synthelabo on April 24, 2004 and is fully supported by Total and L’Oréal, Sanofi-Synthelabo’s two principal shareholders, who, in view of the agreement, will approve the corresponding increase in share capital.

The offer was approved on April 25, 2004 by the Management Board and by the Supervisory Board of Aventis, which recommends that Aventis shareholders tender their shares into Sanofi-Synthelabo’s offer.

Sanofi-Synthelabo is delighted by the agreement reached with Aventis, which achieves a friendly business combination between two companies to create the third largest pharmaceutical group in the world, and the number one in Europe. It will be led by Jean-François Dehecq, with a management team drawn equally from both groups, respecting the cultures of each, with a strong presence in France and Germany. The strategic project presented by Sanofi-Synthelabo will thus be implemented.

Main Terms of the Agreement

The agreement will be made public in its entirety.

Besides the financial elements of the offer and the recommendation of the Supervisory Board of Aventis, it covers the following main points :

•	Company name: SANOFI-AVENTIS

•	Board of Directors : the Board will be composed of 17 members, of which Jean-François Dehecq, Chairman and Chief Executive Officer, 8 members chosen by Aventis and 8 members chosen by Sanofi-Synthelabo. In addition to the three existing board committees (Audit, Remuneration, Scientific), a Strategic Committee will be created. These committees will have equal representation.

•	Management Committee : the management Committee will be chaired by Jean-François Dehecq who will nominate an equal number of persons selected from Sanofi-Synthelabo and Aventis.

•	Withdrawal of the proposed resolutions to the annual general meeting of shareholders of Aventis relating to the Plavix® warrants and to the limitation of voting rights and withdrawal of all legal proceedings.

Terms of the Offer

•	« Standard entitlement » : 5 Sanofi-Synthelabo shares and €120 in cash for 6 Aventis shares,[3]

•	All-stock election: 1.1739 Sanofi-Synthelabo shares for each Aventis share,

[3]	Dividend rights attached

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•	All-cash election : €68.93 in cash for each Aventis share

•	Aventis shareholders are free to choose one or other election, or a combination of different elections. However, the all-stock election and the all-cash election will be adjusted and prorated such that, in aggregate, the consideration offered shall always be 71% in shares and 29% in cash.

The offer is subject to the condition that shares representing more than 50% of the share capital and voting rights of Aventis are tendered, on a fully diluted basis.

The improved offer will not be subject to the condition precedent of the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act and no order being entered prohibiting the transaction.

The extraordinary meeting of Sanofi-Synthelabo shareholders will be convened on May 24, 2004 for the purpose of approving the issuance of the Sanofi-Synthelabo shares to pay for the Aventis shares tendered in the offer.

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Jean-François Dehecq, Chairman and Chief Executive Officer, of Sanofi-Synthelabo will present the friendly improved offer and its terms at an information meeting:

Monday 26 April 2004 at 11:00 CET – (10:00 GMT)

Four Seasons Hotel George V
31 avenue George V
75008 PARIS

The meeting will be conducted in French with simultaneous English translation.

The presentation will be accessible in real time on the website: www.sanofi-synthelabo.com

The presentation materials will be available at: www.sanofi-synthelabo.com.

A conference call for financial analysts, institutional investors and journalists will be held at 4.00 p.m. (Paris time). This conference call will be in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

France :	00 33 (0) 1 70 70 81 99	code : 154868
United Kingdom :	00 44 (0) 207 984 75 83	code : 154868
Germany	00 49 (0) 69 22222 0407	code : 154868
USA :	00 1 719 457 26 45	code : 154868

A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com).

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/ offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with the revised offers, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to any other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement

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Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

IMPORTANT NOTE:

The following document is an English language translation of a French document that describes the terms and conditions of the offer being made by Sanofi-Synthélabo for the shares of Aventis outside the United States of America and Germany, which was filed with Autorité des Marchés Financiers in France. The translation of this document is being provided solely because it was included as part of the French-language version of the press release. This translation is being provided solely for informational purposes but it does not describe the terms of the offer that will be made in the United States or Germany. The French offer cannot be made in the United States or Germany.

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April 26, 2004

INFORMATION NOTICE

IMPROVED OFFER (“SURENCHERE”)

MIXED PUBLIC OFFER

As the principal offer, with two subsidiary offers,

a PUBLIC EXCHANGE OFFER

and a PUBLIC CASH OFFER

subject to an aggregate limit of 71% in Sanofi-Synthelabo shares and 29% in cash

for the shares of

AVENTIS

by

SANOFI-SYNTHELABO
presented by

BNP Paribas	Merrill Lynch Capital Markets
(FRANCE) S.A.S.

Closing Date of the Offer:

The closing date of the Offer will be determined by the Autorité des marchés financiers in accordance with the
Règlement Général du Conseil des marchés financiers.

Terms of the Offer:

For the principal mixed public offer made for the shares of Aventis: 5 newly-issued Sanofi-Synthelabo shares and
€120.00 for 6 Aventis shares (with dividend rights attached)

For the subsidiary exchange offer made for the shares of Aventis: 1.1739 newly-issued Sanofi-Synthelabo shares for each Aventis share (with dividend rights attached)

For the subsidiary cash offer made for the shares of Aventis: €68.93 for each Aventis share (with dividend rights attached)

This information notice related to the improved offer described herein, a draft of which was filed with the Autorité des marchés financiers (‘“AMF”) on April 26, 2004, is established and distributed in accordance with the provisions of Règlement n° 2002-04 of the Commission des opérations de bourse and its implementing instruction.

This improved offer and the public distribution of the prospectus (note d’information) remain subject to the AMF’s approval.

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REMINDER OF THE INITIAL OFFER

This improved offer (surenchère) is made further to the initial mixed public offer presented by Sanofi-Synthelabo for the shares of Aventis (AMF filing notice (“avis de depot”) n°204C0127 dated January 26, 2004 and AMF acceptability notice (“avis de recevabilité”)
n°204C0182 dated February 3, 2004 and AMF visa n°04-0090 dated February 12, 2004 (the “French Offer” or the “Initial Offer”)).

Two distinct offers, made on substantially identical terms, have been opened (i) on March 15, 2004, in Germany after approval by the Bundesanstalt für Finanzdienstleistungaufsicht (the “BaFin”) (the “German Offer”) and (ii) on April 12, 2004 in the United States of America after a registration with the Securities and Exchange Commission (the “SEC”) (the “U.S. Offer”) (the French Offer, the American Offer and the German Offer being together referred to as the “Offers”).

The detailed presentation of the French Offer is set out in the prospectus (note d’information) which received the visa n°04-0090 from the AMF, dated February 12, 2004 (the “Initial Prospectus”) and was published in Les Echos dated February 16, 2004 and in La Tribune dated February 17, 2004.

In accordance with article 5-2-5 of the Règlement Général du Conseil des Marchés Financiers (“CMF”), BNP Paribas and Merrill Lynch Capital Markets (France) S.A.S., the banks presenting the Initial Offer acting on behalf of Sanofi-Synthelabo, have filed on April 26, 2004 an improvement on the Initial Offer with the AMF (who has summarized its terms in a filing notice (“avis de dépôt”) dated as of the same day) (the “Offer”).

In accordance with article 5-1-4 of the Règlement Général du CMF, only BNP Paribas guarantees the content and the irrevocability of the undertakings taken by Sanofi-Synthelabo pursuant to the Offer.

1	REASONS FOR THE TRANSACTION

The improvements are made within the framework of the project and of the intentions set forth in connection with the Initial Offer to which the investor is referred (see Prospectus (note d’information) and, in particular, sections 1.1, 1.5.10, 1.5.11, 1.5.18) and to the agreement concluded with Aventis, dated April 25, 2004, which is summarized in Section II below.

The combination of Sanofi-Synthelabo and Aventis will create the number one pharmaceutical company in Europe and to the number three worldwide. Sanofi-Synthelabo believes that the enhanced scale, financial strength and research and development resources of the new group should allow it to serve to the patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand alone basis.

The Board of Directors of Sanofi-Synthelabo at its meeting of January 25, 2004 has, in reaching its decision, considered the strategic advantages of the transaction (see below and section 1.6 of the Initial Prospectus (Note d’information Initiale):

•	the increased size and scale of the combined group;

•	the complementary aspects available by combining the existing strengths of Sanofi-Synthelabo and Aventis, which in particular create significant opportunities for the combined group in the United States and other fast-growing markets;

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•	the quality and complementary nature of the existing product portfolio of the combined group;

•	the enhanced research and development capabilities and new product pipeline of the combined group, which will benefit from a larger number of molecules under development; and

•	the opportunity to realize significant cost savings and other synergies.

Sanofi-Synthelabo believes that combining the resources of Sanofi-Synthelabo and Aventis to create the number one pharmaceutical company in Europe and the number three worldwide has a genuine industrial logic and a compelling strategic rationale and has the potential to deliver strong, sustainable and profitable growth. In particular, Sanofi-Synthelabo believes that the combined company, under the leadership of Sanofi-Synthelabo, will be able to benefit from:

•	a remarkable portfolio of pharmaceutical products in high-growth therapeutic categories: cardiovascular/thrombosis; oncology; diabetes; central nervous system; internal medicine and human vaccines;

•	a strong base in Europe with a significant and growing presence in the major world markets, particularly the United States;

•	a dynamic sales and marketing policy, well-aligned with particular products and particular markets; and

•	financial and human resources optimized for developing research into marketable products and thereby delivering medium- and long-term growth.

In addition to the strategic rationale for acquisition of Aventis discussed above, at its meeting on April 24, 2004, the Sanofi-Synthelabo board of directors also considered the terms of the Offers. The Sanofi-Synthelabo board of directors believes that the terms of the Offers respond to the expectations of Aventis shareholders, while preserving the interests of Sanofi-Synthelabo shareholders. In particular, the board of directors considered the following factors:

•	The structure and financial terms of the Offers, including:

•	The premium offered: that the revised terms offered an attractive premium to Aventis shareholders; the board of directors considered that based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris, over the one-month period ended January 21, 2004, the last trading day before the rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares, the terms of the Offers valued each Aventis ordinary share at €68.93, representing a premium of 31.4% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same one-month period, which was €52.46. The board of directors also considered that based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris, over the three-month and twelve-month periods ended January 21, 2004, the premium amounts to 35.6% and 37.7%, respectively, over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same three- and twelve-month periods. The board of directors also considered that that based on the

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closing price of €55.95 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 23, 2004, the last trading day before the board meeting, the terms of the Offers valued each Aventis ordinary share at €66.63, representing a premium of 0.6% to the closing price of €66.25 for Aventis ordinary shares on Euronext Paris on the same day.

•	The improved consideration is all cash: that an all-cash increase of €8.50 signaled the confidence of Sanofi-Synthelabo in the value of the equity of the combined company; that an all-cash improvement preserved the pro forma majority ownership of the combined company by existing Sanofi-Synthelabo shareholders; that an all-cash increase of €8.50 would help stabilize the value of the offers to Aventis shareholders in case of fluctuations in the price of Sanofi-Synthelabo securities; and that the all-cash improvement could be made while preserving a sound financial profile of the combined company.

•	The retained mix-and-match structure: that the Offers retained the mix and match structure to provide individual shareholders with a choice as to their preferred form of consideration while assuring that, in aggregate, 71 % of the Aventis securities tendered would be exchanged for Sanofi-Synthelabo securities and 29% would be purchased for cash.

•	The adjusted consideration in the event that Aventis pays a dividend: that the consideration offered in exchange for each Aventis security will be reduced by the net value of any dividend approved by Aventis that has payment or ex-dividend date before the settlement of the Offers.

•	the reasonable expectation that the transaction on the terms of the Offers would be accretive to Sanofi-Synthelabo’s earnings per share from 2004, based on the adjusted pro forma combined net income of the core business;

•	the financial profile of the combined group, including the effect of the Offers on the adjusted pro forma net income of the combined group;

•	the reasonable expectation that the combined group would be able to repay the acquisition debt of approximately €16 billion within five years following the completion of the offers based on internal cash flow generation;

•	the conditions of the Offers, including that Sanofi-Synthelabo is not obligated to purchase any Aventis securities tendered into the Offers unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are tendered in the Offers, which the board considered to be a positive factor because Sanofi-Synthelabo would not be required to purchase any Aventis securities unless it is able to purchase enough Aventis securities to give it effective control over Aventis.

•	the required regulatory consents and the reasonable likelihood that the acquisition of Aventis securities would be approved by U.S. and European antitrust regulators without the imposition of materially burdensome terms or conditions, which consideration led the board of directors to determine that the Offers need not be subject to the condition that the U.S. antitrust clearances be obtained before the expiration of the initial waiting period; and

The foregoing discussion of the information and factors considered by the Sanofi-Synthelabo board of directors in making its decision unanimously to approve the Offers does not purport to

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be exhaustive, but includes all material factors considered by the Sanofi-Synthelabo board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Offers and the inherent complexity of these matters, the Sanofi-Synthelabo board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, different members of the Sanofi-Synthelabo board of directors may have given different weight to different factors.

In addition, for a description of the risk factors, readers are invited to refer themselves to the information included in Section 1.9.2 of the Initial Prospectus in the Section “Risks of the issuer” (risques de l’émetteur) of the Sanofi-Synthelabo annual report (document de référence) filed under number D.04-0391 on April 2, 2004.

2	SUMMARY OF THE AGREEMENT BETWEEN SANOFI-SYNTHELABO AND AVENTIS

On April 25, 2004, the Offer was approved by the Management Board and the Supervisory Board of Aventis which have recommended that the shareholders of Aventis tender their securities into the Offer and approved the execution of the agreement with Sanofi-Synthelabo, the main terms of which are summarized below.

In addition, this Offer has been approved unanimously by the Board of Directors of Sanofi-Synthelabo on April 24, 2004 and is fully supported by Total and L’Oreal, the two principal shareholders of Sanofi-Synthelabo, who, subject to the agreement, will approve the increase in share capital which will be submitted to the general meeting of shareholders.

Revised Offers. Sanofi-Synthelabo agreed to make an improved offer having the financial terms and other terms and conditions set forth below. Sanofi-Synthelabo also agreed (i) not to decrease the minimum tender condition in the Offers or in any subsequent recommended offer, (ii) not to include an antitrust condition in the Offers and (iii) to file the necessary documentation for the Offers with the appropriate regulatory authorities as promptly as practicable.

Aventis Supervisory Board Recommendation. As a condition precedent to the Offers, the Aventis Supervisory Board has determined that the Offers were in the interests of Aventis, its shareholders and its employees and has recommended that all holders of Aventis securities tender those securities in the Offers. Aventis shall issue a press release announcing its recommendation and stating that a majority of the members of the Aventis Supervisory Board have agreed to tender all their Aventis securities in the Offers. The Aventis press release shall also state that the Aventis Supervisory Board has agreed to reschedule the Aventis Annual General Meeting in the manner set forth below. Aventis has agreed file the necessary documentation for Supervisory Board’s recommendation of the Offers with the appropriate regulatory authorities as promptly as practicable

Company name. Subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo shall use all reasonable efforts to call and which shall in any event take place prior to the completion of the Offers), Sanofi-Synthelabo shall change its name to “Sanofi-Aventis” effective immediately following the completion of the Offers. The worldwide working languages of the combined entity after the completion of the Offers shall be French and English.

Board of Directors; Committees; Governance. The Sanofi-Synthelabo board of directors (conseil d’administration) shall be composed of 17 persons, including Mr. Dehecq, as

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chairman and chief executive officer, 8 directors selected by the Aventis Supervisory Board (“Aventis Directors”), and 8 directors selected by the Sanofi-Synthelabo board of directors (Sanofi-Synthelabo Directors). The vice chairman of the board shall be a German Aventis Director. The Sanofi-Synthelabo board of directors shall include employee representatives as non-voting members. Immediately following the successful completion of the Offers and subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo shall use all reasonable efforts to call and which shall in any event take place prior to the completion of the Offers), Sanofi-Synthelabo shall provide for the tenure of members of the board of directors to be four years. After the successful completion of the Offers, and subject to the requirements of applicable law and stock exchanges, and with the aim to comply with best corporate governance practises, the Audit, Remuneration and Nominating and Scientific Committees of the Sanofi-Synthelabo board of directors shall be composed of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. In addition, Sanofi-Synthelabo shall form a Strategic Committee that shall consist of an equal number of Aventis and Sanofi-Synthelabo Directors. Sanofi-Synthelabo Directors will be president of two of the forgoing committees and Aventis Directors will be president of the other two forgoing committees

An Integration Committee. An Integration Committee, chaired by Mr. Dehecq shall be established as soon as practicable to oversee the integration of the two companies’ operations. The selection of managers of the combined company shall be based upon criteria to discern the “best of the best” for the conduct of the ongoing operations of the combined enterprise.

Management Committee. A Management Committee (Comité de Direction) shall be formed, chaired by Mr. Dehecq and composed initially of equal numbers of Sanofi-Synthelabo and Aventis executives. The Comité de Direction shall include the key officers and managers from the combined enterprise.

Termination Packages; Severance Policies. For 18 months following successful completion of the Offers, Sanofi-Synthelabo will permit the Aventis employees who are members of the Aventis Management Board or the Aventis Operations Management Committee (a total of 12 people, not including Mr. Igor Landau) whose employment is terminated (including if they decide to leave for professional dissatisfaction, but excluding termination for wilful misconduct) to receive the compensation specified in their existing written termination packages and Sanofi-Synthelabo shall not contest the termination packages. Aventis represents that, to its best knowledge, such termination packages have been approved in accordance with applicable law. For 12 months following expiration of the Offers, Sanofi-Synthelabo shall maintain Aventis’s existing severance policies.

Stock Option Liquidity Contracts. Sanofi-Synthelabo shall treat Aventis stock options in general in a manner that preserves their economic value to their holders and enables the holders not to be affected by the Offers and to benefit from their terms once the stock options become exercisable, without undue cost the holders, Sanofi-Synthelabo or Aventis

Statements by Sanofi-Synthelabo Shareholders. Total and L’Oréal have confirmed the following statements: “Total confirms that its strategy to divest over the medium term is unchanged and that there is no urgency to divest” and “L’Oreal is going to maintain its shareholding in the combined company.” Sanofi-Synthelabo has been advised by Total and L’Oreal that, subject to the Agreement, they will vote in favor of the required share increase for Sanofi-Synthelabo and in favor of the other matters provided by the Agreement that require the approval of Sanofi-Synthelabo’s shareholders.

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Plavix® Disclosure. Sanofi-Synthelabo represents to Aventis that the disclosure in its Registration Statement on Form F-4 (including documents incorporated therein by reference) regarding the Plavix® litigation is true and correct in all material respects and in general not materially misleading.

Warrants for German Aventis Employees. If requested by Aventis, Sanofi-Synthelabo shall undertake as part of the Offers to acquire the German BSAs (as defined below) for reasonable and equitable consideration in view of the terms of the German BSAs and the terms of the Offers.

Franco-German Heritage; Frankfurt Operations. Sanofi-Synthelabo recognizes and affirms the importance of Aventis’s Franco-German heritage, which will provide a stronger and wider European presence while expanding the international breadth of the combined enterprise in the United States, Japan and other Asian markets. The board of directors of the combined company will include German representation. The Sanofi-Synthelabo considers that the Aventis factory and research facilities located in Frankfurt Germany are key assets and will maintain these operations and facilities for the foreseeable future.

Conduct of Business. Pending the completion of the Offers, Sanofi-Synthelabo and Aventis shall in general conduct their businesses in the ordinary and usual course and shall generally preserve intact the value of their businesses, provided that Sanofi-Synthelabo shall be permitted to negotiate and execute agreements for the disposal of assets in order to obtain regulatory approvals required in connection with the Offers.

Cooperation; No Solicitation. In general each of Sanofi-Synthelabo and Aventis shall use their respective reasonable efforts to consummate the transaction contemplated by the Agreement, including but not limited to cooperation in the preparation and filing of the documents relating to the Offers and any required filings under the Hart-Scot-Rodino Antitrust Improvements Act of 1976, as amended. In general, and except to the extent required by the AMF, Aventis shall not solicit, initiate or encourage or in any way seek to engage in any other business combination transaction. In the event that any third party files an offer, or make an approach or publicly discloses its interest in acquiring Aventis, in accordance with applicable law, Aventis and Sanofi-Synthelabo shall cooperate to determine the best conduct and most appropriate response.

Withdrawal of Litigation and Certain Proposed Resolutions. Aventis shall withdraw with prejudice all litigation pending against the AMF and/or Sanofi-Synthelabo in connection with the offers and agrees not to contest the AMF’s decision of April 23, 2004 regarding the Plavix® warrants. Aventis agrees to cancel its Annual General Meeting and shall reschedule that meeting on the agenda previously published, except that the agenda shall exclude any resolution relating to the Plavix® warrants or to the limitation of voting rights. The Aventis Supervisory Board agrees to recommend that shareholders vote against any similar resolution or any other resolution that may negatively impact the consummation of the Offers

Press Releases. Sanofi-Synthelabo and Aventis shall use all reasonable efforts to consult with each other prior to issuing any press release in connection with the Offers.

3	MAIN TERMS OF THE REVISED OFFER

Principal Offer: Sanofi-Synthelabo is offering Aventis shareholders to exchange their Aventis shares in the amount of 5 newly-issued Sanofi-Synthelabo shares and €120.00 in cash for 6 Aventis shares (with dividend rights) (the “Principal Offer”).

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Based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004, the implied value of the Offer is equal to 68.93 per share, representing a premium of 31.4% over the average daily closing price, weighted by volume, for Aventis shares during the calendar month ended on January 21, 2004 (i.e. € 52.46). (For further financial analysis of the premium, please refer to Section IV below)

Subsidiary Offers: To be more responsive to the expectations of Aventis shareholders who may want to have the benefit of a different ratio of Sanofi-Synthelabo shares to cash, subject to the limitation that, in aggregate, 71% of Aventis shares tendered into the Offer will be exchanged for Sanofi-Synthelabo shares and 29% for cash (subject to the Adjustment, as defined below, in case Aventis approves any dividend having a payment or ex-divided date before the settlement date (réglement-livraison) of the Offer), the Principal Offer is coupled, subsidiarily (“à titre subsidiaire”), with a subsidiary public exchange offer and a subsidiary public cash offer (the “Subsidiary Offers”):

•	Subsidiary public exchange offer (the “Exchange Offer”): Sanofi-Synthelabo is offering Aventis shareholders to exchange their Aventis shares according to an exchange ratio of 1.1739 newly-issued Sanofi-Synthelabo shares for each Aventis share (with dividend rights).

•	Subsidiary public cash offer (the “Cash Offer”): Sanofi-Synthelabo is offering Aventis shareholders to purchase their Aventis shares for €68.93 for each Aventis share (with dividend rights).

Aventis shareholders may tender their Aventis shares (with dividend rights) either into the Principal Offer, or into either or both Subsidiary Offers, or into any combination of the Principal Offer and the Subsidiary Offers.

Based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004, the implied value of the Exchange Offer is equal to €68.93 for each Aventis share. (For further financial analysis of the premium, please refer to Section IV below)

Characteristics of Sanofi-Synthelabo shares given in exchange and Sanofi-Synthelabo dividends

The Sanofi-Synthelabo shares to be issued in exchange for Aventis shares tendered into the Offers will have the same rights and privileges as existing Sanofi-Synthelabo shares and shall be entitled to any dividend that will distributed in respect of Sanofi-Synthelabo’s 2003 results, as well as to any other dividend paid from and after their issuance date.

These shares will therefore be entitled to the dividend voted by Sanofi-Synthelabo’s shareholders’ general meeting convened for May 24, 2004 to whom is proposed, to this purpose, the payment of a dividend of €1.02 either on the date of settlement (réglement-livraison) of the Offers (or, as applicable, of their reopening) or on June 3, 2004 if the settlement (réglement-livraison) is made before that date.

Sanofi-Synthelabo intends to maintain the mechanism for the attribution of double voting rights to the shares which would be registered in the same holder’s account for more than two years.

No provision of the bylaws (“stipulation statutaire”) of Sanofi-Synthelabo limits the trading of Sanofi-Synthelabo shares.

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Sanofi-Synthelabo shares are admitted to trading on the “Premier Marché” of Euronext Paris S.A. and to the New York Stock Exchange under the codes “SAN” and “SNY”, respectively.

Sanofi-Synthelabo will apply to Euronext Paris S.A. for a listing on the “Premier Marché” of Euronext Paris S.A. of the Sanofi-Synthelabo shares to be issued in connection with the transaction, subject to the sole condition that the Offer is successful, and Sanofi-Synthelabo wishes that this admission takes place on the settlement date (réglement-livraison) of the Offer. For information purposes, the settlement date is expected to take place within 12 to 18 trading days following the expiration date of the Offers. The Sanofi-Synthelabo shares to be issued shall also be subject to a listing application on the New York Stock Exchange in the form of American depositary shares (ADSs).

See Section VI, the Adjustment, for the reduction mechanism and the treatment of fractional shares.

The U.S. Offer and the German Offer

The initial U.S. Offer and the initial German Offer have or will in the near future be modified in a substantially identical manner to take into account the new characteristics of the Offer.

Shares targeted by the Offer

The Offer is made for any and all Aventis shares, that is:

•	all the Aventis shares outstanding as of April 26, 2004, that is 802,558,637[4], 23,942,226[5] of which, to the knowledge of Sanofi-Synthelabo, are held as treasury shares (directly or indirectly),

•	all shares that could be issued pursuant to the exercise of Aventis subscription stock options outstanding as of April 26, 2004, and tendered into the Offer on or before its closing, that is a maximum of 54,637,284[6] shares,

•	all shares that could be issued pursuant to the exercise of Aventis equity warrants (Bons de souscription d’actions, or BSAs) outstanding as of April 26, 2004, and tendered into the Offer on or before its closing, that is a maximum amount of 261,971[3] shares.

The Offer will shortly be extended to the warrants (BSAs), which were issued by Aventis in 2002 and 2003 and reserved to some of its German employees (the “German BSAs”) on terms that are reasonable and equitable in view of the warrants’ terms and the terms of the Offers.

The Management Board and the Supervisory Board of Aventis having definitively renounced the issuance of the Plavix® BSAs, the securities are not subject to the Offer.

The terms of the Offer described hereafter correspond to Aventis shares tendered with dividend rights (including rights to the dividend to be paid with respect to financial year ended December 31, 2003). Consequently, if such dividend is detached or paid before the settlement date (règlement-livraison) of the Offer, the terms of the Offer will be adjusted (cf. section on

[4]	Source: Avis Euronext Paris (No. 2004-0711) dated February 2, 2004.

[5]	Source: Avis Euronext Paris (No. 2004-0711) dated February 2, 2004; Aventis Note d’Information (No. 04-0135) and Aventis Schedule 14D-9 filed on April 16, 2004.

[6]	Source: Note d’information d’Aventis ayant reçu le visa 04-0135 en date du 4 mars 2004.

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the “Adjustment of the terms of the Offer in case of approval of a dividend by Aventis, with a payment or ex-dividend date before the settlement date (règlement-livraison) of the Offer” of section V below).

Aventis shares all belong to the same category and each have a nominal value of € 3.82. A description of these shares is presented in Aventis’s annual report (document de référence) filed with the AMF on March 8, 2004 and available on its website (www.amf-france.org).

As of the date of this Information Notice, Sanofi-Synthelabo does not hold, directly or indirectly, any equity security of, or any security giving any rights to receive any equity security of Aventis.

Conditions of the Offer

The Offer is subject to the conditions described in this section. Should such conditions not be satisfied, the shares tendered to the Offer would be returned to their holders (in practice within two days following the announcement that the Offer has lapsed (“l’annonce de la caducité de l’offre”), without any interest or indemnity being due to them.

a)	Minimum tender condition for the Offer

Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis shares pursuant to the Offer, unless Aventis shares representing at least 50% of the total share capital and voting rights of Aventis, calculated on a fully diluted basis, plus one Aventis share are tendered (“Minimum tender condition”).

For purposes of determining whether the Minimum tender condition has been satisfied:

•	the numerator will include all Aventis shares, (including all Aventis ordinary shares represented by ADS), validly tendered and not withdrawn, into the Offers at the closing of such Offers, and

•	the denominator will include (i) all Aventis shares outstanding at the time of the closing, (including all Aventis shares represented by ADS and all Aventis shares held as treasury stock by Aventis) and (ii) all Aventis shares that may be issued pursuant to the exercise of any outstanding Aventis subscription stock options or any outstanding bons de souscription d’actions (whether or not exercisable before the closing of the Offer).

It is expressly noted that the Management Board and the Supervisory Board of Aventis having definitively renounced the issuance of the Plavix® BSAs, these securities will not be taken into account for purposes of calculating the minimum tender condition.

Sanofi-Synthelabo reserves its right to waive the Minimum tender condition by filing a draft Offer at the latest five trading days before the closing of the Offer, in accordance with article 5-2-6 of the Règlement Général du CMF.

Sanofi-Synthelabo and the Aventis shareholders will not know whether the Minimum tender condition is satisfied, before the results of the Offers have been published following their closing.

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b)	Extraordinary general meeting of the Sanofi-Synthelabo shareholders.

The vote upon the resolutions necessary to the issuance of the Sanofi-Synthelabo shares intended to be issued to the Aventis shareholders who have tendered their shares in the Offers will be proposed to the general meeting of Sanofi-Synthelabo shareholders convened for May 24, 2004, it being understood that no vote will be taken on these resolutions except in the case that satisfactory assurances have been received that the Aventis resolution relating to the issuance of the Plavix® warrants and/or the Plavix® warrants themselves have been withdrawn, cancelled or become null and void. In the case that no such assurances have been received, a vote will be taken on this resolution at another general meeting of Sanofi-Synthelabo shareholders to be held no later than five trading days before the expiration date of the Offers.

The Offer is subject to the approval of these resolutions, by this general meeting, on first or second notice. Otherwise, the Offer shall not proceed.

Sanofi-Synthelabo estimates that, given the discussions that already took place with the Federal Trade Commission (the “FTC”), it is not necessary to maintain the condition relating to FTC approval for the following reasons.

Should one of the conditions to the Offer (a) and b) above) not be satisfied and should the Offer lapse consequently, Sanofi-Synthelabo would reserve its right to launch new offers.

Possibility for Sanofi-Synthelabo to withdraw its Offer

In accordance with article 5-2-9 of the Règlement Général du CMF, Sanofi-Synthelabo will be entitled to withdraw its offer (i) within five days following the publication of the calendar of a competing offer or Offer and (ii) with the prior consent of the AMF if, during the offer period, Aventis adopts measures with unconditional effect that modify its substance or if the offer becomes irrelevant. In case of withdrawal, the shares tendered into the offer would be returned to their holders (in principle, within two days following the announcement of the withdrawal), without any interest or indemnity being due to them.

Regulatory approvals

Evolution of the process before the European Commission

On March 9 2004, Sanofi-Synthelabo has filed its notification (Form CO) with the European Commission who will decide upon the opening or not of a “Phase II” no later than on April 26, 2004.

Sanofi-Synthelabo continues to believe that it will be in a position to obtain the authorization of the European Commission without the imposition of conditions that could materially impair the value of the transaction for Sanofi-Synthelabo and its shareholders, including those that will become shareholders of Sanofi-Synthelabo by tendering their shares to the Offers. However, it cannot be guaranteed that the Offers will not be challenged by the European Commission and that, in case of such a challenge, the position of Sanofi-Synthelabo would prevail.

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Evolution of the process before the FTC

Sanofi-Synthelabo has notified the Offers to the FTC on April 5, 2004 and the initial waiting period of 30 calendar days will expire on May 5, 2004 at 11:59 p.m.

On April 13, 2004, Sanofi-Synthelabo has announced the signature of a sale agreement with GlaxoSmithKline of Arixtra and Fraxiparine to respond to the possible divestment requirements of the antitrust authorities.

The exchanges that have taken place with the FTC have confirmed Sanofi-Synthelabo’s belief that it will obtain the authorization of the FTC the imposition of conditions that could materially impair the value of the transaction for Sanofi-Synthelabo and its shareholders, including those that will become shareholders of Sanofi-Synthelabo by tendering their shares to the Offers. However, it cannot be guaranteed that the FTC will not initiate a second request after May 5, 2004. In this case, the assessment made by Sanofi-Synthelabo would remain unchanged, even if it cannot be guaranteed that, in case of a challenge, the position of Sanofi-Synthelabo would prevail.

As mentioned above, Sanofi-Synthelabo therefore believes that it is not necessary to maintain the condition precedent relating to FTC approval.

4	FINANCING OF THE OFFER

Assuming all Aventis shares existing as of the date hereof excluding any treasury shares (autocontrôle and autodétention), on a diluted basis, taking into account all options in the money that will be exercisable at the expected date of closing are tendered into the Offers, the amount in cash payable to the shareholders of Aventis pursuant to the Offers will amount to approximately €16 billion. This amount is likely to vary depending on the total number of Aventis shares that will exist as at the closing of the Offers.

In connection with this transaction, Sanofi-Synthelabo has entered into a credit facility agreement dated April 24, 2004 permitting borrowing in the amount of up to € 16,000 million, which will be used mainly to finance the cash consideration to be paid to holders of Aventis securities pursuant to the Offers and refinance certain debt of Aventis and its subsidiaries. The syndication of this facility has been, subject to certain conditions, entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co. Sanofi-Synthelabo may only borrow amounts under this credit facility if the Offers are completed. However, subject to the delivery of customary certificates and other documents generally evidencing the success of the offers, the success of the offers is the only material condition to Sanofi-Synthelabo’s ability to borrow amounts under this credit facility to finance the cash component of the offer consideration. Accordingly, Sanofi-Synthelabo has not put in place any alternative financing arrangements.

The credit facility agreement provides that the credit facility will be divided into a €5,000 million term loan facility (“Tranche A”) with a final maturity date of January 24, 2005 (which may be extended in two six-month increments to July 25, 2005 and January 25, 2006), a €5,500 million term loan facility (“Trance B”) with a final maturity date of January 25, 2007, and a €5,500 million revolving loan facility (“Tranche C”) with a final maturity date of January 25, 2009.

Each Tranche is required to be repaid in its entirety on its final maturity date except that Sanofi-Synthelabo has an option to extend the final maturity date of Tranche A until January 25, 2006

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Amounts borrowed under Tranche A and Tranche B may only be used to finance part of the cash consideration to be paid to holders of Aventis securities pursuant to the Offers. Amounts borrowed under Tranche C will be mainly used to finance part of the cash consideration to be paid to holders of Aventis securities pursuant to the Offers, to pay fees, costs and expenses incurred in connection with the offers and to refinance certain indebtedness of Aventis and its subsidiaries.

Upon delivery of customary certificates and other documents generally evidencing the success of the Offers, borrowings under the credit facility will be made available immediately upon all of the conditions to the Offers having been satisfied and when the cash consideration is required to be paid to holders of Aventis securities who have validly tendered such securities into the offers. Borrowings under Tranche A and Tranche B will be made available in euros only, whereas borrowings under Tranche C will be made available in euros and, if used other than to finance part of the cash consideration to be paid pursuant to the Offers, may be available in U.S. dollars, pounds sterling and Japanese yen.

The credit facility is subject to terms and conditions customary for facilities of this type, including mandatory prepayment provisions (for example, in the event of certain asset disposals or a change of control of Sanofi-Synthelabo or the issuance of debt securities by Sanofi-Synthelabo), events of default (for example, in the event of cross-default or insolvency), representations and warranties (such as in relation to status, power and authority and financial statements), covenants (such as information undertakings, negative pledge and financial ratio), indemnities, provisions to protect the margin due to the lenders and commitment fee arrangements. In particular, under the financial covenants the consolidated net debt of Sanofi-Synthelabo (generally defined as the total financial borrowings of Sanofi-Synthelabo less his total cash, cash equivalents and marketable securities) may not exceed 2.5 times the consolidated EBITDA of Sanofi-Synthelabo (generally defined as our operating profit plus (1) any amortization and depreciation charges, (2) any purchase-accounting charge in respect of in-process research and development or a write-up of inventory to fair value that Sanofi-Synthelabo is required to take as a result of the acquisition of Aventis, and (3) any restructuring charge of up to €1 billion per year incurred in 2004 or 2005 that is incurred directly in connection with the acquisition of Aventis). Also, in general, the total financial borrowings of Sanofi-Synthelabo’s subsidiaries on a consolidated basis (excluding any borrowings under the credit facility) may not exceed Sanofi-Synthelabo’s consolidated EBITDA. There are also customary restrictions on Sanofi-Synthelabo’s ability, in general, to create any security interest in its assets, to sell, lease, transfer or dispose of its assets (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility), to make acquisitions or investments outside the ordinary course of business in an aggregate amount in excess of €10 billion, to enter into a merger or amalgamation (other than with a subsidiary) or to issue any bonds (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility). The line of credit results in the payment of commitment fees.

The applicable margin for each tranche under the credit facility varies according to the credit ratings that will be assigned to Sanofi-Synthelabo at the relevant time. The margin under Tranche A will be initially 0.40% per annum and may range from 0.35% per annum to 0.525% per annum, the margin under Tranche B will be initially 0.45% per annum and may range from 0.40% per annum to 0.575% per annum and the margin under Tranche C will be initially 0.50% per annum and may range from 0.45% per annum to 0.625% per annum. The margins determined above will be decreased by five basis points once more than 50% of the credit facility has been repaid and cancelled. Interest on Euro-based borrowings shall accrue at the

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applicable margin plus EURIBOR, and interest on U.S. dollars, pounds sterling or Japanese yen shall accrue at the applicable margin plus LIBOR.

Sanofi-Synthelabo reasonably expects that it will be able to repay the amounts borrowed under the credit facility within five years out of internal cash flow. Sanofi-Synthelabo currently has no plans to refinance the credit facility.

On April 24, 2004, Sanofi-Synthelabo terminated the € 12,000 credit facility agreement dated January 25, 2004, which Sanofi-Synthelabo had entered into in connection with the proposed acquisition of Aventis on the terms and subject to the conditions of the original offers. See Section 1.5.15 ''Source and Amount of Funds’’ in the Initial Prospectus.

5	FINANCIAL ANALYSIS OF THE OFFER

The price and the exchange ratio offered under the Principal Offer, the Cash Offer and the Exchange Offer are to be analysed under a multi-criteria approach based on customary valuation methodologies.

The multi-criteria analysis of the financial terms of the offer was based on financial methods commonly used in the pharmaceutical sector: stock market price, market multiples of selected comparable companies, premiums paid in selected precedent transactions in the pharmaceutical industry, net earnings per share and dividend per share.

The financial data used to analyse the financial terms of the Offer are derived from the consolidated financial statements of Sanofi-Synthelabo and Aventis for the financial years ended December 31, 2001, 2002 and 2003

Financial analysis of the Principal Offer

For 6 Aventis shares tendered into the Principal Offer, 5 Sanofi-Synthelabo shares and a sum in cash of €120.00 will be remitted.

Based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo shares during the calendar month ended on January 21, 2004 (the last trading day before the rumors), which is equal to €58.72:

•	the implied value per Aventis share resulting from the Principal Offer represents €68.93 (5/6 x €58.72 + €20.00) and is therefore consistent with the price under the Cash Offer, which is €68.93 per Aventis share; and

•	the implied exchange ratio under the Principal Offer represents 1.1739 (5/6 x €58.72 + €20.00) and is therefore in line with the exchange ratio under the Exchange Offer of 1.1739 Sanofi-Synthelabo shares for each Aventis share.

The terms of the Principal Offer were therefore analyzed on the basis of the financial analyses of the Cash Offer and the Exchange Offer presented below and based on the published data of the relevant companies.

In addition, the implied values of the Principal Offer and the implied premiums derived by reference to historical stock market prices of Sanofi-Synthelabo and Aventis shares were calculated for selected periods as follows:

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	Sanofi-
	Synthelabo	Aventis stock	Implied
	stock price (€)	price (€)	value (€)	Premium
As of April 23, 2004	55.95	66.25	66.63	0.6%
Average* since January 26, 2004 (1)	55.25	62.38	66.04	5.9%
As of January 21, 2004	60.00	53.80	70.00	30.1%
1-month average* (2)	58.72	52.46	68.93	31.4%
2-month average* (2)	57.59	50.90	67.99	33.6%
3-month average* (2)	56.46	49.44	67.05	35.6%
6-month average* (2)	53.99	47.72	64.99	36.2%
9-month average* (2)	53.70	47.41	64.75	36.6%
12-month average* (2)	52.16	46.08	63.47	37.7%
12-month high (2)	60.40	54.75	70.33	28.5%
12-month low (2)	41.75	38.06	54.79	44.0%

(1)	Through April 23, 2004, the last trading day before the announcement of the Offers

(2)	Through January 21, 2004, the last trading day before the rumours. *Averages are weighted by daily volumes calculated based on closing prices (Source: Datastream)

Summary of the valuation analysis for the Cash Offer and for the Exchange Offer

The following table summarizes the results calculated using a multi-criteria valuation analysis for the Cash Offer of €68.93 per Aventis share and for the Exchange Offer, which is 1.1739 Sanofi-Synthelabo share for each Aventis share.

	Premium
		Exchange
	Cash Offer	Offer
Market price
As of April 23, 2004	4.0%	(0.9)%
Average between January 26, 2004 and April 23, 2004	10.5%	4.0%
As of January 21, 2004	28.1%	30.9%
1-month average* (1)	31.4%	31.4%
2-month average* (1)	35.4%	32.8%
3-month average* (1)	39.4%	34.1%
6-month average* (1)	44.4%	32.8%
9-month average* (1)	45.4%	32.9%
12-month average* (1)	49.6%	32.9%
12-month high (1)	25.9%	29.5%
12-month low (1)	81.1%	28.8%
Selected Companies
Average price-to-earnings multiple (2)	(10.1)%-	n/a
	(11.0)%
Median price-to-earnings multiple (2)	(4.5)%-	n/a
	(5.5)%

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	Premium
		Exchange
	Cash Offer	Offer
Selected Transactions (3)
Premium of Offer minus Premium (average or median) of selected precedent transactions
Day before announcement – mean	13.2%	16.0%
Day before announcement – median	22.4%	25.2%
1-month mean	15.8%	15.8%
1-month median	18.5%	18.5%
3-month mean	24.2%	18.8%
3-month median	28.0%	22.6%
12-month mean	32.5%	15.8%
12-month median	42.8%	26.1%
Net income before amortization of goodwill and exceptional items per share (4)
2001	n/a	(22.3)%
2002	n/a	(5.9)%
2003	n/a	(5.6)%
Dividend per share
2001	n/a	33.6%
2002	n/a	40.9%
2003	n/a	46.0%

(1)	Through January 21, 2004, last day before the rumours.

(2)	Before amortization of goodwill and exceptional items. Exceptional items include capital gains/losses on disposals of assets, impairment charges as well as other non operating expenses / revenues.

(3)	Calculated as the excess of (i) the implied premium of the Offer Price per Aventis share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected precedent transactions relative to the target compay’s historical market prices for the same trading periods.

(4)	On a non-diluted basis.

6	OTHER SIGNIFICANT ELEMENTS

Adjustment of the terms of the Offer in case Aventis pays a dividend before the settlement (règlement-livraison) of Sanofi-Synthelabo’s Offer.

Since the offer is made for Aventis shares with dividend rights attached, if Aventis decides to pay or to detach any dividend or interim dividend, in any form, whether in cash or in shares, and this dividend is paid to the Aventis shareholders before the settlement (règlement-livraison) of the Offer, the terms of the Offer shall be adjusted as follows (the “Adjustment”):

•	Principal Offer: the amount in cash that is equal to €20.00 per share, for the Principal Offer, shall be reduced by the amount in euros equal to the net dividend paid or detached per Aventis share (it being understood that the net amount of the dividend per share shall not include any avoir fiscal or reimbursement of the précompte and before any tax withheld at source) and increased by the amount of

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the précompte per Aventis share paid by Aventis in connection with this distribution (this amount is hereafter referred to as the “Distribution”);

•	Exchange Offer: for each Aventis ordinary share tendered into the Exchange Offer, a number of Sanofi-Synthelabo shares equal to the ratio between (i) € 68.93[7] less an amount equal to the Distribution and (ii) the average daily closing price, weighted by volume, for Sanofi-Synthelabo shares during the calendar month ended on January 21, 2004, corresponding to the last days before the rumours, equal to € 58.72;

•	Cash Offer: the offer price of € 68.93 for the Cash Offer shall be reduced by an amount equal to the Distribution.

Should Aventis allow its shareholders an option for the payment of the dividend in shares, the adjustment to the terms of the Offer described above will be effected using the amount of the net dividend per share paid in cash as a reference.

The ratio between the portion of the Offer consideration paid in Sanofi-Synthelabo shares (71%) and the portion paid in cash (29%) will be adjusted as a result. The new ratio shall be equal to the ratio between (i) the implied value of that part of the Principal Offer paid in Sanofi-Synthelabo shares, based on average daily closing price, weighted by volume, for Sanofi-Synthelabo shares during the calendar month ended on January 21, 2004 (i.e., €58.72), and (ii) the part of the Principal Offer, as adjusted as described hereunder, paid in cash less an amount equal to the net amount of the dividend or interim dividend paid. The reduction mechanism for the Subsidiary Offers described below shall be effectuated according to the ratio as adjusted pursuant to the above.

Adjustment of the terms of the Offer following Aventis’s shareholders

In application of the Adjustment, the terms of the Offer would be adjusted as described hereunder, should Aventis’s shareholders general meeting approve the payment of the €0.82 dividend which will be proposed to them and decide that the coupon should be detached before the settlement date of the Offer.[8]

Further to the detachment of the €0.82 dividend per share, the terms of the Offer will be adjusted as follows:

Adjusted Principal Offer: Sanofi-Synthelabo will offer to Aventis shareholders to exchange their shares in a proportion of 5 newly issued Sanofi-Synthelabo shares (with dividend rights) and €115.08 in cash for 6 Aventis shares (without dividend rights).

Subsidiary Offers

•	Exchange Offer: Sanofi-Synthelabo will offer to the Aventis shareholders to exchange their shares in accordance with an exchange ratio of 1.1600 newly issued Sanofi-Synthelabo shares for one Aventis share (without dividend rights).

[7]	The implied value of the Exchange Offer based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo shares during the calendar month ended on January 21, 2004 (the last trading day before the rumors)

[8]	In the Aventis press release of April 2, 2004 and the Euronext notice (“avis”) n°2004-02 of April 7, 2004, it was indicated that the general meeting would be held on first call on May 11, 2004, and in default of a quorum, on the second call on May 19, 2004. In accordance with the agreement concluded between Sanofi-Synthelabo and Aventis on April 25, 2004 (see section II above), Aventis agreed to postpone the date of this meeting in order to withdraw certain resolutions from the agenda of this meeting (in particular the resolution relating to the Plavix warrants)

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•	Cash Offer: Sanofi-Synthelabo will offer to the Aventis shareholders to acquire their shares for a price of € 68.11 per Aventis share (without dividend rights).

As set forth above, the Ratio (as defined above) would be itself adjusted to 2.5512.

Proration and Allocation Adjustments

If the total number of Aventis shares tendered to the Exchange Offer is not equal to 2.4466 (being approximately equivalent to 71% divided by 29%, the “Ratio”) (subject to the Adjustment that may lead to a modification to the ratio, as explained above) times the number of Aventis shares tendered into the Cash Offer, then the following proration and allocation adjustments will be applied.

•	If, with respect to the Subsidiary Offers, the ratio between the number of Aventis shares tendered into the Exchange Offer and the number of Aventis shares tendered into the Cash Offer exceeds the Ratio, then Aventis shares tendered into the Cash Offer will be taken up in their entirety and the shares tendered into the Exchange Offer will be reduced in such a way that the Ratio is maintained. The reduction will be done in proportion to the number of Aventis shares tendered into the Exchange Offer by each shareholder. For purposes of the above, the number of shares tendered into the Exchange Offer will be rounded down to the nearest whole number, if need be. The shares that are not tendered into the Exchange Offer, as a result of such proportional adjustment, will be deemed to have been tendered into the Principal Offer.

•	If, with respect to the Subsidiary Offers, the ratio between the number of Aventis shares tendered into the Exchange Offer and the number of Aventis shares tendered into the Cash Offer is less than the Ratio, then Aventis shares tendered into the Exchange Offer will be taken up in their entirety and the shares tendered into the Cash Offer will be reduced in such a way that the Ratio is maintained. The reduction will be done in proportion to the number of Aventis shares tendered into the Cash Offer by each shareholder. For purposes of the above, the number of shares tendered into the Cash Offer will be rounded down to the nearest whole number, if need be. The shares that are not tendered into the Cash Offer, as a result of such proportional adjustment, will be deemed to have been tendered into the Principal Offer

No Fractional Shares

No fractional shares can be issued by Sanofi-Synthelabo. In lieu of any fraction of a Sanofi-Synthelabo share that the Aventis shareholder would otherwise have been entitled to receive, the Aventis shareholder will receive an amount in cash equal to the product of that fraction multiplied by the average sale price per Sanofi-Synthelabo share, net of expenses, realized on the “Premier Marché” of Euronext Paris S.A. in the sale of all such aggregated fractional Sanofi-Synthelabo shares.

To this purpose, the sale of all the Sanofi-Synthelabo fractional shares will take place at the latest six trading days following the settlement (“règlement-livraison”) of the Offers. The amount in cash will be paid to the Aventis shareholders as promptly as practicable following this date.

In no event an interest on the amount in cash to be received by a Aventis shareholder in consideration for a fractional Sanofi-Synthelabo share shall be paid, even if the payment of this amount has been delayed.

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7	PERSONS IN CHARGE OF INVESTORS’ RELATIONS

Investor Relations
Philippe Goupit	Director of Investor Relations

Arnaud Delépine	Investor Relations Europe

Sanjay Gupta	Investor Relations US

Contacts:

E-mail: investor-relations@sanofi-synthelabo.com

Europe	United States

Tél.: 01 53 77 45 45	Tél.: 00 1 212 551 42 93

Fax: 01 53 77 42 96	Fax: 00 1 212 551 49 92

8	INFORMATION MEETING

An information meeting took place on April 26, 2004 at 11:00 a.m. in Paris at the Four Seasons Hotel George V, 31 avenue George V, 75008 Paris

You can obtain a copy of the documents distributed at that meeting at www.sanofi-synthelabo.com

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THIS INFORMATION NOTICE SHALL NOT BE DISTRIBUTED IN THE UNITED STATES OF AMERICA OR IN GERMANY

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthelabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/ offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with the revised offers, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to any other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthelabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and

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Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

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